T. ROWE PRICE SUMMIT FUNDS, INC.

ARTICLES OF AMENDMENT

 T. Rowe Price Summit Funds, Inc., a Maryland corporation, having its principal office in the City of Baltimore, Maryland (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

 FIRST:   The Charter of the Corporation is hereby amended by inserting the following language at the end of Article Sixth, Paragraph (b), Subparagraph (8):

“If any series or class of stock authorized hereunder holds itself out as a money market fund that seeks to maintain a stable net asset value, and if, for any reason, the net income of such series or class determined at any time is a negative amount, the Directors may from time to time determine to (a) offset each shareholder's pro rata share of such negative amount from the accrued dividend account of such shareholder, (b) reduce the number of full and fractional outstanding shares of that series or class in the account of such shareholder through a reverse stock split, in an amount that represents such shareholder's pro rata share of such negative amount or (c) take any other action as otherwise may be permitted by applicable law to maintain a stable net asset value per share or minimize principal volatility. Any such adjustment to the number of full and fractional outstanding shares of a series or class pursuant to the foregoing sentence will result in an automatic cancellation in the number of shares outstanding of such series or class equal to the amount of the reduction, and no further amendment to or authorization by these articles of incorporation shall be required.”

 SECOND: The amendment shall become effective immediately.

 THIRD:  The amendment does not increase the authorized stock of the Corporation or the aggregate par value thereof, and does not change any terms and conditions set forth in the Charter.

 FOURTH:  The amendment has been approved by a majority of the entire Board of Directors and is limited to a change expressly permitted by Section 2-604 of the Maryland Code—Corporations and Associations. No approval by shareholders of the Corporation is required under applicable law.

 IN WITNESS WHEREOF, T. Rowe Price Summit Funds, Inc., has caused those present to be signed in its name and on its behalf by its Vice President, and witnessed by its Assistant Secretary, on January 25, 2021.

WITNESS:	T. ROWE PRICE SUMMIT FUNDS, INC.
/s/Shannon Hofher Rauser	/s/Fran Pollack-Matz
__________________________________ Shannon Hofher Rauser, Assistant Secretary	By:_________________________________ Fran Pollack-Matz, Vice President

 THE UNDERSIGNED, the Vice President of T. Rowe Price Summit Funds, Inc., who executed on behalf of the Corporation the foregoing Articles of Amendment of which this certificate is made a part, hereby acknowledges in the name and on behalf of the Corporation the foregoing Articles of Amendment to be the corporate act of the Corporation and hereby certifies to the best of her knowledge, information and belief the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/Fran Pollack-Matz

__________________________________
Fran Pollack-Matz, Vice President

Agmts\ArtAmendSummit.doc